Blue World Voyages, LLC

A Florida Limited Liability Corporation

Combined Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2017 and 2016

Blue World Voyages, LLC

TABLE OF CONTENTS



To the Members of
Blue World Voyages, LLC
Coral Gables, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying combined financial statements of Blue World Voyages, LLC (the "Company"), which comprise the combined balance sheets as of December 31, 2017 and 2016, and the related combined statements of operations, changes in members' equity (deficit), and cash flows for the years then ended, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying combined financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 30, 2018

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com |www.ArtesianCPA.com

BLUE WORLD VOYAGES, LLC
COMBINED BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ -	$ 26,021
Total Current Assets	-	26,021
Non-Current Assets:		
Advances to related parties	164,834	150,232
Total Non-Current Assets	164,834	150,232
TOTAL ASSETS	$ 164,834	$ 176,253
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accrued expenses	$ 35,500	$ 35,500
Accrued interest payable	23,474	13,724
Notes payable, current portion	248,800	243,800
Total Current Liabilities	307,774	293,024
Members' Equity (Deficit):	(142,940)	(116,771)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 164,834	$ 176,253

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

BLUE WORLD VOYAGES, LLC
COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ -	$ -
Costs of goods sold	-	-
Gross profit/(loss)	-	-
Operating Expenses:		
General & administrative	12,341	25,046
Sales & marketing	4,078	-
Total Operating Expenses	16,419	25,046
Loss from operations	(16,419)	(25,046)
Other Income/(Expense):		
Interest expense	(9,750)	(8,795)
Total Other Income/(Expense)	(9,750)	(8,795)
Provision for income taxes	-	-
Net Loss	$ (26,169)	$ (33,841)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

BLUE WORLD VOYAGES, LLC
COMBINED STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
(UNAUDITED)
For the years ended December 31, 2017 and 2016

	Members' Equity (Deficit)
Balance at January 1, 2016	$ (82,930)
Net loss	(33,841)
Balance at December 31, 2016	$ (116,771)
Net loss	(26,169)
Balance at December 31, 2017	$ (142,940)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

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BLUE WORLD VOYAGES, LLC
COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (26,169)	$ (33,841)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accrued expenses	-	24,722
Increase/(Decrease) in accrued interest payable	9,750	8,796
Net Cash Used In Operating Activities	(16,419)	(323)
Cash Flows From Investing Activities		
Advances to related parties	(14,602)	(49,097)
Net Cash Used In Investing Activities	(14,602)	(49,097)
Cash Flows From Financing Activities		
Proceeds from issuance of loans payable	5,000	75,000
Net Cash Provided By (Used in) Financing Activities	5,000	75,000
Net Change In Cash	(26,021)	25,580
Cash at Beginning of Period	26,021	441
Cash at End of Period	$ -	$ 26,021
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

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NOTE 1: NATURE OF OPERATIONS

Blue World Voyages, LLC (the "Company"), consists of the following entities (each an "Entity", collectively the "Entities" or the "Companies"), combined for financial reporting purposes due to common ownership, control, and management, and that Blue World, LLC was predecessor to Blue World Voyages, LLC, and share the same operations that were transitioned to the new entity (Blue World Voyages, LLC) upon formation in 2016.

- Blue World Voyages, LLC a Florida Limited Liability Company, organized April 16, 2016.
- Blue World, LLC a Florida Limited Liability Company Organized November 20, 2014.

The Company is a cruise line for healthy adults.

The rights and obligations of the members of each of the entities comprising the Company are governed by separate agreements which stipulate the members' liability is limited with regards to its debts, liabilities, contracts, or any other obligations of the Entities. Each member's interest in each Entity is defined by their respective operating agreements.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares combined financial statement in accordance with generally accepted accounting principles in the United States of America (GAAP). The combined financial statements include the accounts of each Entity and are presented on a combined basis. All transactions and balances between and among the Entities have been eliminated in combining the accounts for combined financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017 and 2016, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows: recoverable.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company did not receive or recognize any revenue in the years ending December 31, 2017 and 2016.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying combined financial statements.

NOTE 3: GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated profits since inception, has sustained net losses of $26,169 and $33,841 during the periods ended December 31, 2017 and 2016, respectively, has member's deficit of $142,940 and $116,771 as of December 31, 2017 and 2016, respectively, and has current liabilities in excess of current assets of $307,774 as of December 31, 2017.

The Company's ability to continue as a going concern in the next twelve months following the date the combined financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY (DEFICIT)

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

One of the members of the Company and an officer of the Company was advanced funds from the Company throughout since inception. The balance due from the stockholder under this arrangement as of December 31, 2017 and 2016 was $164,834 and $150,232, respectively. These advances bear no interest and are considered payable on demand.

NOTE 6: NOTES PAYABLE

On September 14, 2014, the Company entered into a short-term loan agreement in the amount of $30,000, bearing interest at 5% with no required monthly principal or interest payments. During 2017, the Company received an additional $5,000 of principal with the same terms. Total interest expense on the loan was $1,750 and $1,500 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $35,000 and $30,000 of December 31, 2017 and 2016, respectively. The unpaid accrued interest balance was $5,194 and $3,444 as of December 31, 2017 and 2016, respectively.

On March 24, 2015, the Company entered into a short-term loan agreement in the amount of $10,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense on the loan was $500 and $500 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $10,000 as of December 31, 2017 and 2016. The unpaid accrued interest balance was $1,386 and $886 as of December 31, 2017 and 2016, respectively.

On May 15, 2015, the Company entered into a short-term loan agreement in the amount of $50,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense on the loan was $2,500 and $2,500 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $50,000 as of December 31, 2017 and 2016. The unpaid accrued interest balance was $6,575 and $4,075 as of December 31, 2017 and 2016, respectively.

On July 6, 2015, the Company entered into a short-term loan agreement in the amount of $25,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense on the loan was $1,250 and $1,250 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $25,000 as of December 31, 2017 and 2016. The unpaid accrued interest balance was $3,110 and $1,860 as of December 31, 2017 and 2016, respectively.

On September 1, 2015, the Company entered into a short-term loan agreement in the amount of $25,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense on the loan was $1,250 and $1,250 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $25,000 as of December 31, 2017 and 2016. The unpaid accrued interest balance was $2,914 and $1,664 as of December 31, 2017 and 2016, respectively.

On October 7, 2015, the Company entered into a short-term loan agreement in the amount of $25,000, bearing interest at 0% with no required monthly principal or interest payments. The note provides for a 0.5% equity interest in the Company, which the Company determined had a negligible fair value at the grant date and therefore did not record a discount for the fair value of this stock grant. The Company received an additional $25,000 during 2016, with the same terms. The unpaid principal balance was $50,000 as of December 31, 2017 and 2016, respectively.

On April 13, 2016, the Company entered into a short-term loan agreement in the amount of $50,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense on the loan was $2,500 and $1,795 for the years ended December 31, 2017 and 2016 respectively. The note provides for a 0.5% equity interest in the Company. The unpaid principal balance was $50,000 as of December 31, 2017 and 2016. The unpaid accrued interest balance was $4,295 and $1,795 as of December 31, 2017 and 2016, respectively.

Since exception, the Company entered into several other loan agreements which are considered payable on demand all bearing 0% interest, with no required monthly payments. Total unpaid principal balances were $3,800 as of December 31, 2017 and 2016.

All these notes payable outstanding are overdue and in default as of December 31, 2017.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Promissory Notes

In January 2018, Blue World Voyages signed a further note payable for $200,000, which funds have been used to contract the crowdfunding marketing firm and engage the ship design firm to provide renderings to support implementation of the Company's investment strategy. The investor will also be granted a 2% interest in Blue World Voyages, LLC.

Management's Evaluation

Management has evaluated subsequent events through April 30, 2018, the date the combined financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these combined financial statements.